FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8LB
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  [X]       Form 40-F  [   ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  [   ]       No.  [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated May 14, 2004

SIGNATURES
Communication to Media

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 14 May, 2004	By:	/s/ Christian Leu

	Name:	Christian Leu
	Title:	Chief Financial Officer

Communication to Media

Leica Geosystems AG
Heinrich-Wild-Strasse
No	09 E High-Yield Notes Refinancing (May 2004)	CH-9435 Heerbrugg
(Switzerland)

Contact	George Aase, Director Investor Relations	www.leica-geosystems.com
Phone +41 (0)71 727 3064

Leica Geosystems Initiates Early Redemption of High-Yield Notes

Heerbrugg, Switzerland, May 14, 2004 - Leica Geosystems announced today that it had given an official Notice of Redemption to the holders its 9 7/8% Notes, and that it would redeem the entire principal amount of € 65 million on June 15, 2004 at 104.938% of their original principal amount. The Company will refinance the notes with a new four-year term loan, which at current rates, will reduce Leica Geosystems’ annual interest costsby CHF 6 million to CHF 7 million.

To refinance the € 65 million notes, on May 7, 2004 Leica Geosystems concluded an agreement with UBS AG Zurich, together with its Multi-Currency Revolving Credit Facility syndicate, to extend the life of its existing CHF 150 million Revolving Credit Facility for an additional two years, and simultaneously entered into a new CHF 80 million, four-year amortizing term loan. The term loan, which is repayable in semi-annual installments beginning March 31, 2005, bears a significantly lower interest rate than the 9 7/8% payable on the notes.

“After the refinancing of these notes, we will lower our financing costs substantially and improve our Net Income beginning already in the second quarter of this Fiscal Year,” said Christian Leu, Chief Financial Officer of Leica Geosystems. “At current Swiss Libor rates, the decision to refinance the entire outstanding principal of these notes was clear. Although we will have to pay an upfront premium plus transaction fees, the effect of these one-off costs will be fully offset by lower interest costs within one year,” said Christian Leu. The Company mentioned that the costs would be recorded in its first quarter results, which ends June 30, 2004.

Leica Geosystems will release its full year results for Fiscal Year 2003/2004, which ended March 31, 2004, on the morning of June 10, 2004. The Company will hold its media and analyst earnings conference at 10:30, which will be broadcast live via audio Webcast. The Webcast will be accessible via the company’s website at www.leica-geosystems.com.

*  *  *

Leica Geosystems at a glance

Leica Geosystems is among the world leaders in surveying and data capturing for GIS, with the most comprehensive range of systems and solutions for the surveying, mapping, visualization and modeling of spatial data worldwide. Leica Geosystems develops, manufactures and markets modern systems for terrestrial, land and cadastral surveying, environmental remote sensing, engineering and mechanical engineering, building and construction machine guidance, GIS creation and industrial measurement techniques. In September 2003, Leica Geosystems launched the concept of High Definition Surveying, or “HDS™”, in December the Leica Photogrammetry Suite, and in February 2004 the Universal System 1200. The company is divided into six customer-oriented divisions, and has more than 22 sales companies and 200 sales partners worldwide. In 2002, Leica Geosystems was awarded the Frost and Sullivan Strategic Merger and Acquisition Market Engineering Award and in February 2003, it received a Swiss Technology Award. In September 2003, Leica Geosystems received a corporate sustainability rating of “A” from Centre Info, a member of the SiRi Group (Sustainable Investment Research International Group). With this rating, Leica Geosystems “rates among the most sustainable companies in Switzerland”. Leica Geosystems is listed on the Zurich Stock Exchange (SWX:LGSN). For further information about Leica Geosystems, please visit our web site at: www.leica-geosystems.com.

*  *  *

Contact Person:
George Aase, Director Investor Relations, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435
Heerbrugg (Switzerland) — Internet: www.leica-geosystems.com

Telephone (direct)	+41 (0)71 727 3064	E-Mail	George.Aase@leica-geosystems.com
Telephone (operator)	+41 (0)71 727 3131	Fax	+41 (0)71726 5064

*  *  *

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward- looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

Leica Geosystems, 14 May, 2004                                2                                High Yield Notes Refinancing